NEWS RELEASE

Canarc to Drill Windfall Hills Project and Raise Flow-Through Financing

Vancouver, Canada – June 27, 2014 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) announces that it has now received the government permit for and plans to complete in July an 8 hole, 1500 meter core drilling program at its 100% owned Windfall Hills gold property in central B.C.

The Windfall Hills property is located approximately 90 kilometers northwest of Newgold’s 10.2 million ounce Blackwater gold deposit, within the same geological belt. Gold mineralization at Windfall Hills is associated with quartz stock-works and alteration zones of silica, pyrite, K-feldspar, sericite and clay hosted by Tertiary volcanic rocks.

Based on previous exploration, Canarc has outlined two gold-silver geochemical soil anomalies coincident with an IP-resistivity anomaly on the property. These anomalies define the initial drill targets for a “Blackwater” type bulk tonnage, epithermal gold-silver deposit.

Canarc also announces that it has arranged a CA$400,000 non-brokered flow-through equity financing in which certain insiders and shareholders intend to participate. The financing consists of 5 million units (the “Units”) priced at CA$0.08 each. Each Unit will consist of one flow-through common share and one half of one share purchase warrant. Each warrant entitles the holder to purchase one additional non-flow-through share at Cdn$0.15 for a two year period. The warrants and the warrant shares will have no flow-through tax benefits.

The private placement is subject to Toronto Stock Exchange approval. The flow-through shares, warrants and warrant shares will be subject to a four month plus one day hold period from the closing of the financing. The proceeds of the flow-through financing will be used for drilling at Windfall Hills Project.

Garry Biles, P.Eng., the President and COO for Canarc, is the Qualified Person who reviewed both the current and historic technical and scientific data and approved this news release.

“Catalin Chiloflischi”
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Catalin Chiloflischi, CEO
CANARC RESOURCE CORP.

About Canarc Resource Corp. - Canarc is a growth-oriented, gold exploration and mining company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently seeking a partner to advance its 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia, to feasibility. Canarc is also seeking to acquire operating or pre-production gold mines in the Americas.

For More Information - Please contact:
Catalin Chiloflischi, CEO
Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744
Email: info@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include, but are not limited to, statements regarding Canarc’s future performance, including anticipated acquisitions, exploration, development, production, revenues, cash costs, capital costs, timing and expenditures to develop new mines and mineralized zones, gold grades and recoveries, and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.